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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 1)*	OMB APPROVAL OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response. . . 14.90
Transgenomic, Inc.

(Name of Issuer)
Common Stock, par value $.01 per share

(Title of Class of Securities)
89365K 20 6
(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        / /      Rule 13d-1(b)

        / /      Rule 13d-1(c)

        /x/      Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

        Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.            89365K 20 6

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
STEPHEN F. DWYER

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/ /
N/A

(3)	Sec Use Only

(4)	Citizenship or Place of Organization
UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With:		(5)	Sole Voting Power
1,021,400(1)

		(6)	Shared Voting Power

		(7)	Sole Dispositive Power
1,021,400(1)

		(8)	Shared Dispositive Power

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,021,400(1)

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /
N/A

(11)	Percent of Class Represented by Amount in Row (9)
4.3%(2)

(12)	Type of Reporting Person (See Instructions)
IN

(1)
Includes 35,400 owned by the Dwyer Family Limited Partnership over which Mr. Dwyer has sole investment and voting power in this capacity as sole General Partner of such partnership.

(2)
All percentages are calculated based on 23,606,003 shares of common stock outstanding as reported by Transgenomic, Inc.

ITEM 1.

(a)	Name of Issuer
Transgenomic, Inc.

(b)	Address of Issuer's Principal Executive Offices
12325 Emmet Street Omaha, NE 68164

ITEM 2.

(a)	Name of Person Filing
Stephen F. Dwyer

(b)	Address of Principal Business Office or, if none, Residence
14306 Industrial Road Omaha, NE 68144

(c)	Citizenship
United States

(d)	Title of Class of Securities
Common Stock, par value $.01 per share

(e)	CUSIP Number
89365K 20 6

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
Not Applicable.

ITEM 4. OWNERSHIP

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
See Item 9 of Cover Page

(b)	Percent of class:

See Item 11 of Cover Page

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote
See Item 5 of Cover Page

(ii)	Shared power to vote or to direct the vote

See Item 6 of Cover Page

(iii)	Sole power to dispose or to direct the disposition of
See Item 7 of Cover Page

(iv)	Shared power to dispose or to direct the disposition of
See Item 8 of Cover Page

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.    /x/

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         The Dwyer Family Limited Partnership owns 35,400 shares of common stock of Transgenomic, Inc., which partnership is entitled to receive any dividends or distributions on, or proceeds from the sale of, such securities. Stephen F. Dwyer is the sole General Partner of the Dwyer Family Limited Partnership, and the 35,400 shares owned by the partnership were included in the calculation of the number of shares beneficially owned by Mr. Dwyer in this Schedule 13G.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

         Not Applicable

ITEM 10. CERTIFICATION

         Not Applicable

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2002

/s/ STEPHEN F. DWYER Stephen F. Dwyer

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SIGNATURE